UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION



In the Matter of
                                                              SIXTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)




         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in Form U-1, Application-Declaration, File No. 70-8649, as amended, have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order of the Securities and Exchange Commission (the "Commission") (HCAR No. 35-26364 dated August 29, 1995) with respect thereto, and that, the following information for the quarter ended December 31, 1996 is herein provided:
         1a) Horizon's balance sheet at December 31, 1996 is attached as Exhibit 1.

          1b) National's balance sheet at December 31, 1996 is included in National's Form 10Q for the first quarter of fiscal 1997 which was filed with the Commission on February 14, 1997 and is incorporated herein by reference.

          2a) Horizon's income statement for the quarter ended December 31, 1996 is attached as Exhibit 2.

          2b) National's income statement for the quarter ended December 31, 1996 is included in National's Form 10Q for the first quarter of fiscal 1997 which was filed with the Commission on February 14, 1997 and is incorporated herein by reference.

          3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended December 31, 1996.

                       None.

          4) A general description of the activities of the Applicants for the quarter ended December 31, 1996 and of the projects in which they or their subsidiary companies have an ownership interest:

                   a) National and Horizon entered into an agreement to sell and transfer their interest in a special purpose subsidiary, Fauji Kabirwala Power Company, Ltd. ("FKPCL"), a certified EWG. FKPCL was organized to develop a 151 Megawatt power plant near Kabirwala, Pakistan. Until a closing of the transaction, which is currently expected to occur during the first calendar quarter of 1997, Horizon continues to own 48.19% of the voting stock of FKPCL.

                   b) As reported in the Fourth Certificate  Pursuant to Rule 24 dated August 28, 1996 under this File No. 70-8649, as of June 25, 1996, Horizon paid $1,612,500.00 (and was to sometime in the future pay a working capital adjustment) for 100% of the capital stock of Beheer - En Beleggingsmaalschappij Bruwabel, B.V. ("Bruwabel", a Dutch corporation). The working capital adjustment in the amount of $424,144.00 was paid on October 3, 1996.

          5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies.

                   Neither  Horizon  or  National  engaged  in any  intercompany service transactions with affiliate Intermediate Companies.


          February 25, 1997                    NATIONAL FUEL GAS COMPANY



                                               By:/s/Philip C. Ackerman
                                                  Philip C. Ackerman
                                                  Senior Vice President

                                               HORIZON ENERGY DEVELOPMENT,
                                                  INC.



                                               By:/s/Bruce H. Hale
                                                  Bruce H. Hale
                                                  Vice President